Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), April 19, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
12/04/2021	13,000	175.3398	2,279,417.40	—	—	—	—	13,000	175.3398	2,279,417.40
13/04/2021	3,000	176.2705	528,811.50	—	—	—	—	3,000	176.2705	528,811.50
14/04/2021	3,000	175.8622	527,586.60	6,508	207.6801	1,351,582.09	1,129,707.53	9,508	174.3052	1,657,294.13
15/04/2021	8,000	175.7593	1,406,074.40	—	—	—	—	8,000	175.7593	1,406,074.40
16/04/2021	5,000	176.3090	881,545.00	—	—	—	—	5,000	176.3090	881,545.00
Total	32,000	175.7323	5,623,434.90	6,508	207.6801	1,351,582.09	1,129,707.53	38,508	175.3699	6,753,142.43

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till April 16, 2021, the total invested consideration has been:
•    Euro 24,062,888.44 for No. 139,782 common shares purchased on the MTA.
• USD 2,829,445.63 (Euro 2,375,650.39*) for No. 13,558 common shares purchased on the NYSE

As of April 16, 2021, the Company held in treasury No. 9,065,851 common shares equal to 3.52% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until April 16, 2021, the Company has purchased a total of 3,880,525 own common shares on MTA and NYSE for a total consideration of Euro 529,860,771.99.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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